UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
___________________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129
___________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

MOOG INC. EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Moog Inc. Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Employee Stock Purchase Plan (the Plan) as of September 30, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended September 30, 2021, 2020 and 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2021 and 2020, and the changes in net assets available for benefits for the years ended September 30, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan's auditor since 2017.

Buffalo, New York
December 20, 2021

MOOG INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30, 2021	September 30, 2020
Assets:
Cash	$2,575,024	$2,199,304
Total assets	2,575,024	2,199,304

Liabilities:
Payable to participants	$2,575,024	2,199,304
Total liabilities	2,575,024	2,199,304

Net assets available for benefits	$—	$—

See accompanying Notes to Financial Statements.

MOOG INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	September 30, 2021	September 30, 2020	September 30, 2019
Additions:
Employee contributions	$8,665,105	$7,485,341	$5,655,727
Total additions	8,665,105	7,485,341	5,655,727

Deductions:
Cost of shares purchased	8,289,385	7,013,788	5,268,055
Payable to participants	2,575,024	2,199,304	1,727,751
Prior year contributions used for current year share purchases	(2,199,304)	(1,727,751)	(1,340,079)
Total deductions	8,665,105	7,485,341	5,655,727

Net increase (decrease)	—	—	—

Net assets available for benefits at beginning of period	—	—	—
Net assets available for benefits at end of period	$—	$—	$—

See accompanying Notes to Financial Statements.

MOOG INC. EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
The following is a brief description of the Moog Inc. Employee Stock Purchase Plan (the "Plan") and is provided for general information purposes only. Participants should refer to the Plan Document and the Prospectus for complete information.
General
On February 15, 2017, Moog Inc.’s (the “Company’s”) shareholders approved the Moog Inc. Employee Stock Purchase Plan. The Plan is administered by the Executive Compensation Committee of the Board of Directors (the "Committee") and is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, pursuant to which the Plan is not subject to taxation. The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401 of the Internal Revenue Code of 1986, as amended.
Eligibility
An employee of a Moog Inc. entity, that provides services in the United States, Germany and the United Kingdom is eligible to participate in the Plan if employed for at least 20 hours per week and more than five months in any calendar year or at the discretion of the Committee.
Employees owning shares representing 5% or more of the total combined voting power or value of all classes of Company stock are not permitted to purchase any shares of Company common stock under the Plan.
The initial offering period under the Plan began on September 1, 2017 and ended on December 31, 2017. After the initial offering period, all subsequent offering periods are a six-month period beginning on January 1st and July 1st of each year (the “Offering Period”). Each eligible employee may enroll in the Plan during the open enrollment period, which is typically the month prior to the start of an Offering Period.
Contributions
Plan participants may contribute from 1% to 15% of the participant’s compensation, as defined in the Plan, through payroll deductions during the Offering Period. Participants may increase, decrease or suspend their withholding percentage during the enrollment period, effective for the next offering period. The Company holds contributions until the end of the Offering Period at which point the Company issues shares for the contributions received. In accordance with the Plan, the Company has no obligation to segregate employee payroll deductions from any other funds of the Company or to hold funds representing the same pending application of such amount to the purchase of shares at the end of each Offering Period.
Any contribution amount remaining after the purchase of whole shares of common stock at the end of an Offering Period is held in the participant's account for the share purchase in the following offering period.

1. Description of Plan (continued)
Share Purchases
The Plan has reserved 2,000,000 shares of the Company's common stock for issuance. The Committee shall designate whether the participant may purchase shares in the form of Class A common stock or Class B common stock prior to the beginning of the Offering Period. The Plan has issued Class B common stock for all offering periods.
The Plan allows for qualified employees to purchase the Company's common stock at a discounted price. The maximum discounted purchase price of a share of the Company's common stock is 85% of the fair market value at the lower of the beginning or the end of the semi-annual Offering Period. The Plan purchases only whole shares of the Company's common stock. Additionally, participants are prohibited from purchases of shares with an aggregate fair market value in excess of $25,000 in any one calendar year.
The maximum aggregate number of shares subject to issuance in accordance with the Plan is 2,000,000 shares. There were 141,647, 119,470 and 79,928 shares of the Company's common stock purchased during the period ended September 30, 2021, September 30, 2020 and September 30, 2019, respectively. Under the Plan, 1,605,368 shares remain reserved for future issue as of September 30, 2021.
Participant Withdrawals
Participants may choose to withdraw from the Plan by providing notice at least 30 business days prior to the last pay period of the Offering Period. Participants who terminate their employment with the Company are not eligible to continue participation in the Plan. Upon withdrawal, termination from employment or death, any contributions credited to the participant's account will be returned to the participant, by the Company. Refunds from participant withdrawals have not been significant.
Plan Administration
All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Recent Accounting Pronouncements
As of September 30, 2021, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.
3. Plan Amendments and Termination
The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time and for any reason. If outstanding offering periods are terminated prior to expiration, all amounts credited to participant accounts that have not been used to purchase shares of the Company's common stock, will be returned to the participants.

4. Plan Assets
The Plan's cash is maintained by the Company on behalf of the Plan.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Freed Maxick, CPAs, PC

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. EMPLOYEE STOCK PURCHASE PLAN

Date: December 20, 2021	/s/ Paul Wilkinson
Paul Wilkinson
Plan Administrator